Delisting Determination,The Nasdaq Stock Market, Inc.,October 13, 2006, Scailex Corporation Ltd. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the ordinary shares of Scailex Corporation Ltd. (the Company), effective at the opening of the trading session on October 23, 2006. Based on a review of the information provided by the Company, Nasdaq Staff determined, pursuant to Marketplace Rule 4300, that the Company no longer qualified for listing on the Exchange as it was found to be a public shell.
The Company was notified of the Staff's determination on September 7, 2006. The Company did not appeal the Staff determination to the Listing Qualifications Hearings Panel, and the Staff determination to delist the Company became final on September 18, 2006.